UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PopBig, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
732826102
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(CUSIP Number)

Keith A. Rosenbaum, Esq.
SPECTRUM LAW GROUP, LLP
1900 Main Street, Suite 300
Irvine, California  92614
949-851-4300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

24 January 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 732826102

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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Keith A. Rosenbaum

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2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|
(b) |_|

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3.	SEC Use Only

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4.	Source of Funds (See Instructions)
PF

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5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
|_|
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6.	Citizenship or Place of Organization
California, United States

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Number of	7.	Sole Voting Power
Shares		12,000,000 shares common
Beneficially
Owned by		---------------------------------------------
Each	8.	Shared Voting Power
Reporting		0
Person With		---------------------------------------------
	9.	Sole Dispositive Power
		12,000,000 shares common

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	10.	Shared Dispositive Power
		0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,000,000 shares common

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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
|_|

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13.	Percent of Class Represented by Amount in Row (11)
98.7%

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14.	Type of Reporting Person (See Instructions)
IN

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Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of PopBig, Inc., a Delaware corporation formerly known as Ravenwood Bourne, Ltd, (the "Company"). The address of the Company's principal executive offices is c/o 1900 Main Street, Suite 300, Irvine, California, 92614.

Item 2.	Identity and Background.

(a)	Name: Keith A. Rosenbaum

(b)	Address: 1900 Main Street, Suite 300, Irvine, CA 92614

(c)	Principal Business: Investments

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

Item 3.	Source and Amount of Funds or Other Consideration.

Keith A. Rosenbaum used his own funds for the purchase described in this report. The funds used for the purchase described herein were not borrowed by Keith A. Rosenbaum. Prior to the purchase descried in this report Keith A. Rosenbaum did not have any ownership interest in the common stock of the Company.

Item 4.	Purpose of Transaction.

The purpose of the transaction was to enable Keith A. Rosenbaum to acquire control of the Company. No proceeds of the acquisition were or will be remitted to the Company.

At the time of the transaction summarized in this report Keith A. Rosenbaum did not have any present plans or commitments that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D. However, Keith A. Rosenbaum is seeking a merger or acquisition partner which could result in a transaction under Item 4(a),(b), (d) or (g) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Keith A. Rosenbaum is the beneficial owner of 12,000,000 shares of Common Stock of the Company, representing 98.7% of the issued and outstanding Common Stock of the Company. Keith A. Rosenbaum does not own any options or other convertible rights.

(b)	Keith A. Rosenbaum has sole voting power over 12,000,000 shares of the Common Stock of the Company, and shared voting power over 0 shares of the Common Stock of the Company. Keith A. Rosenbaum has sole dispositive power over 12,000,000 shares of the Common Stock of the Company, and shared dispositive power over 0 shares of the Common Stock of the Company.

(c)	Keith A. Rosenbaum has not effected any transactions in the Common Stock of the Company during the past sixty (60) days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Keith A. Rosenbaum

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On 24 January 2013 the Company’s majority stockholder, Bedrock Ventures, Inc. (“Bedrock”), closed a transaction in which it sold all of the shares of the Company’s common stock it owned. In that transaction Bedrock sold 12,000,000 shares of the Company’s common stock to Keith A. Rosenbaum. The Company received no proceeds for the shares purchased and the Company was not a party to the transaction. Mr. Rosenbaum became the Company’s controlling stockholder, owning approximately 99% of the Company’s issued and outstanding shares of stock.

Mr. Rosenbaum used his own resources to fund the acquisition. He acquired the 12,000,000 shares for $75,000, to be paid directly to Bedrock. There are no provisions known to the Company in the agreement between Mr. Rosenbaum and Bedrock which could later result in a change in control of the Company. As part of Mr. Rosenbaum’s purchase of the shares from Bedrock (i) Mr. Rosenbaum was to be appointed to the Company’s Board of Directors; (ii) Mr. Rosenbaum was to be appointed as the Company’s sole officer; and, (iii) the Company’s current director and sole officer, Fotis Georgiadis, was to resign. The foregoing descriptions of the agreement between Mr. Rosenbaum and Bedrock do not purport to be complete and are qualified in their entirety by the terms and conditions of the Stock Purchase Agreement and Note, a copy of which is attached hereto as Exhibit A and Exhibit B, respectively, and incorporated herein by reference..

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Stock Purchase Agreement dated 24 January 2013 between Keith A. Rosenbaum and Bedrock Ventures, Inc.

Exhibit B:	Note dated 24 January 2013 issued by Keith A. Rosenbaum in favor of Bedrock Ventures, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: 30 January 2013

__/s/ Keith A. Rosenbaum________________
KEITH A. ROSENBAUM